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                            October 22, 2020

       Michael Freedman
       Chief Executive Officer
       Lighthouse Life Capital, LLC
       1100 E. Hector Street, Suite 415
       Conshohocken, PA 19428

                                                        Re: Lighthouse Life
Capital, LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted September
25, 2020
                                                            CIK No. 0001824921

       Dear Mr. Freedman:

               We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A filed on September 25, 2020

       Offering Circular Summary, page 2

   1. We note disclosure on page 5 that the bonds renew automatically upon maturity unless redeemed. We further
note, however, that this automatic renewal feature is not disclosed in the section of the
offering statement describing the bonds that begins on page 40.
                                                        Please revise your
disclosure to clarify whether the bonds are subject to automatic renewal.
 Michael Freedman
FirstName
LighthouseLastNameMichael
           Life Capital, LLC Freedman
Comapany
October 22,NameLighthouse
            2020            Life Capital, LLC
October
Page 2 22, 2020 Page 2
FirstName LastName
Risk Factors
Risks Related to the Bonds and to this Offering, page 10

2. Please add new risk factors to disclose the risks to investors posed by each of (1) the 10%
         redemption limit and (2) the financial penalties imposed for early redemption.
Some significant restructuring transctions that may adversely affect Bondholders, page 10

3. Please briefly explain the restructuring transactions that you reference here that may not qualify as a Repurchase Event so that investors may assess the risk. A determination that we are an unregistered investment company, page 18

4. Please briefly expand the risk factor to discuss why you do not believe you are investment company under the Investment Company Act of 1940.
Use of Proceeds, page 20

5. Please expand to provide a breakdown of the amounts for the different uses of proceeds discussed here, such as marketing, advertising, personnel costs, and the purchase and ownership of life insurance policies. Please also provide a discussion of the use of proceeds if 25%, 50% or 75% of the maximum amount is raised.
Plan of Distribution, page 21

6. Please disclose, if true, that IAA is serving as the underwriter for the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

7. As neither you nor your predecessor, Lighthouse Life Solutions or LHL Solutions, have revenues from operations during both fiscal years since LHL Solutions inception on
         February 8, 2018, please revise to disclose a plan of operations for the 12 months following the commencement of your proposed offering. If such information is not available, the reasons for its unavailability must be stated. Refer to
Item 9(c) of Part II of
         Form 1-A requirements.
8. We note your disclosure of the Merlion Trust "Right of First Refusal" arrangement on page 28, and related risk factor regarding it being the main source of your historic revenue on page 13. Please revise your disclosure to:
             Further discuss if this is a known uncertainty, demand or commitment that is reasonably likely to have a material effect on your revenues, or would cause reported financial information not to be indicative of future results or financial condition;
             Indicate whether the conclusion reached in the preceding bullet is changed by the amended and restated Merlion Trust letter agreement dated September 24, 2020; and
             Provide the dollar value of death benefits sold to Merlion Trust through each balance sheet date presented in your filing and through the most recent practicable date given
 Michael Freedman
FirstName
LighthouseLastNameMichael
           Life Capital, LLC Freedman
Comapany
October 22,NameLighthouse
            2020            Life Capital, LLC
October
Page 3 22, 2020 Page 3
FirstName LastName
              that this right of first refusal terminates after $250 million in death benefits is acquired.
Liquidity and Capital Resources
Short-Term Liquidity, page 29

9. Your disclose that you are currently funding your operations from financing and that your sole member has previously funded your operations using funds from third-party financings. Given that there are no apparent restrictions on the amount of distributions you can make to your sole members as disclosed in the first risk factor on page 11, please revise your disclosure to indicate the level of debt on the balance sheet at LHL Solutions,
         Inc. as of the most recent balance sheet date in your filing and the most recent practicable date.
General Information About Our Company, page 30

10. Based on the experience of your predecessor, please disclose what percentage of life insurance policies you expect to originate and what percentage you expect to acquire for ultimate purchase by third-party purchasers.
11. Please file your Letter Agreement with Merlion Trust as an exhibit or tell us why you believe it is not a material contract.
Security Ownership of Certain Beneficial Owners and Management, page 46

12. Please revise to clarify what the various percentages in the beneficial ownership table are referring to.
Index to Financial Statements, page F-1

13. You identify LHL Solutions as your predecessor throughout your filing. As you acquired this entity and its sister company, Lighthouse Life Direct LLC or LHL Direct, on the same date please revise your filing to identify the combined operations of these two entities as your predecessor company and provide the combined historical financial statements of these two entities in lieu of those provided for LHL Solutions. Otherwise, tell us why your determination is appropriate and reference for us the authoritative literature you rely upon to support your determination. In this regard, from disclosure in
Note 1 on page F-6
         about your combined net loss for the fiscal year ended September 30, 2019, it appears that the operations of LHL Direct are significant to your combined operations and the definition of predecessor entity in Rule 405 of Regulation C is very broad.
General

14. We note you have checked the box in Item 3 to Form 1-A indicating "bad actor"
         disclosure is provided under Rule 262(d) in Part II of the offering statement. Please provide the disclosure in the offering circular relating to prior "bad actor" events.
 Michael Freedman
Lighthouse Life Capital, LLC
October 22, 2020
Page 4
15. Please add the signatures for the principal accounting officer and a majority of the board of directors. Please refer to the Instructions to Signatures on Form
1-A.
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMichael Freedman                             Sincerely,
Comapany NameLighthouse Life Capital, LLC
                                                               Division of
Corporation Finance
October 22, 2020 Page 4                                        Office of
Finance
FirstName LastName